July 25, 2008

Eastbiz.com
Agent for Easy Energy, Inc,
5348 Vegas Drive
Las Vegas, Nevada 89108

Re: Easy Energy, Inc.
Form S-1, Amendment No. 2
File No. 333-150468
Filed July 7, 2008

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed July 7, 2008

Summary of Financial Data, page 2

1.   We reference your response to prior comment 3 in our letter dated May 22, 2008. We note that you disclose a net gain of $435,824 on page 2 for the period from May 17, 2007 (inception) to March 31, 2008. The Statements of Operations on page F-3 shows that you had a loss for this period of $435,824. Please revise to disclose the correct amount on page 2.

Risk Factors, page 3

Our Executive Officers…, page 6

2.   Refer to prior comment 5. It is unclear why still you refer to "the development, operation and marketing of our website." Please clarify.

Technical Brief, page 14

3.   Refer to prior comment 16 and your response. It is unclear how your response addresses the comment. Please specifically clarify in your disclosure the status of the product that is depicted and described on your website. For example, if true, state that this is an artist's conception or a photograph of a laboratory prototype.

Management's Discussion, page 18

Overview, page 18

4.   Refer to prior comment 26 and your response. It is unclear how you responded. Please revise or advise.

Results of Operations, page 20

5.   We reference your response to prior comment 23 in our letter dated May 22, 2008. We note that your revised disclosure only discusses the amounts in the Statements of Operations for the three months ended March 31, 2008. Please revise to provide a discussion of your results of operations for each period in the financial statements. In addition, disclose the nature of the amounts included in the statements of operations and discuss the significant variances in these amounts each period.

Liquidity and Capital Resources, page 20

6.   Please tell us where your estimated working capital requirements and projected operating expenses of $992,000 disclosed on page 20 are discussed in MD&A. The discussion on page 19 references amounts that total $922,000.

Report of Independent Registered Public Accounting Firm, page F-1

7.   We reference your response to prior comment 34 in our letter dated May 22, 2008. Please have your auditors tell us how the amount of net losses of $397,544 in the last paragraph agrees with your financial statements.

Financial Statements
Balance Sheets, page F-2

8.   We reference your response to prior comment 37 in our letter dated May 22, 2008 and note that you have included $105,000 as a contra-equity account on your balance sheet because these shares were issued to prepay for consulting services. Please tell us the basis for recoding the stock issued for consulting services as contra-equity on the balance sheet rather than as a prepaid expense (asset), which would be recorded to consulting expense in the period that the services are

performed. Please tell us the accounting literature you relied on for this accounting treatment. In addition, tell us your consideration of the guidance in EITF 00-18 and D-90.

Statements of Cash Flows, page F-4

9.   Please tell us where you have discussed the expense of $81,000 related to common stock and warrants issued for services disclosed in your statements of cash flows on page F-4.

10.   Please revise your footnotes to disclose the nature of the adjustments to net loss for contributed capital in the statements of cash flows on page F-4.

Note 4 – Deferred Financing Costs, page F-7

11.   Please tell us why the shares issued to date as part of the March 10, 2008 agreements are recorded as deferred financing costs.

 Note 5 – Capital Stock, pages F-8 and F-9

12.   We refer to our prior comment 41. Please revise to disclose the information required under paragraphs A240-242 of SFAS 123R. For example, disclose how you determined the inputs to the Black-Scholes model, including the volatility assumptions and the estimated fair value of you stock.

13.   In addition, please tell us why the prices of the issuances of stock and warrants on March 25 and March 27, 2008 to an accredited investor and related to the consulting services agreements were issued at prices significantly below your quoted market prices and other recent issuances. Please tell us how you are accounting for these issuances at prices below quoted market prices.

Note 9 – Restated Financial Statements, pages F12 to F-14

14.   Please revise to provide all the disclosures required by SFAS 154 for the restated financial statements, including the nature and amount of each error that has been corrected in the financial statements.

Exhibit 5.1

15.   Please advise us in your response letter who is rendering the opinion provided in Exhibit 5.1, Israeli counsel, Zysman, Aharoni, Gayer & Co., or United States counsel, Sullivan & Worcester LLP. We note information provided on the website of Zysman, Aharoni, Gayer & Co. that it has a joint venture with Sullivan & Worcester LLP.

16.   It appears that the assumptions in the third paragraph contain conclusions of law and are therefore inappropriate. Please obtain a revised opinion of counsel that removes the third paragraph.

17.   We note the fifth paragraph of the opinion. Please obtain a revised opinion of counsel that makes clear that the law covered by the opinion includes not only the compilation referred to in this paragraph but also the applicable provisions of the Nevada constitution and reported judicial decisions interpreting these laws.

Form 10-Q/A as of 3/31/2008
Financial Statements, General

18.   We note that the Form 10-Q requires a balance sheet as of the end of your most recent fiscal quarter and preceding fiscal year and income statements and statements of cash flows for the interim period up to the date of the balance sheet, the comparable period of the preceding fiscal year and the period from the inception to date through the end of the most recent interim period. We note that you have provided in your Form 10-Q/A the same financial statements from your Form S-1, including audited financial statements for all periods. Please note that if you continue to include audited financial statements for each period in your Form 10-Q/A please provide the related audit report in an amendment. In addition, your footnotes should explain why you have included the fiscal period ended December 31, 2007 in the quarterly filing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

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